[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
         Wins New Orders of LCD Modules for IP Phones from New Customer

VANCOUVER, CANADA -- March 28, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce that it has won orders from a new customer, Inventec Multimedia & Telecom Corporation ("Inventec"), a leading Taiwanese multi-national company, to produce LCD modules for its Internet Protocol ("IP") phones. Inventec mainly develops and manufactures IP terminals, digital still cameras, handheld multimedia PDAs and computer peripheral products such as USB storage devices, MP3 players and other related products.

IP phones may look and work like a phone, but it connects to the Internet or a dedicated network in IP packets instead of dedicated voice transmission lines.

"It is very encouraging to once again win new customer orders for LCD products. Taking advantage of the continuously increasing application of LCD products in various industries, we believe that we are well positioned to grasp the numerous opportunities in this booming LCD market, both by broadening our customer base and expanding our business with existing customers on new products." said Mr. Joseph Li, Chief Executive Officer of Nam Tai.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.

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